

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3720</u>

June 20, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
**   Preliminary Proxy Statement on Schedule 14A**
**   Filed May 23, 2008**
**   File No. 000-52247**

Dear Mr. Eitan:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note the following disclosure from page 45 of Vector's prospectus for its
        initial public offering filed on April 26, 2007:

                "Our officers and directors have agreed that they will not
                recommend to our shareholders that they approve a business
                combination with an entity that is affiliated with any of our
                officers or directors, or that is an entity in which any of our
                officers or directors, or any of their respective affiliates, has a

> direct or indirect investment. Our officers and directors have agreed not to recommend to our shareholders a business combination with an entity with which they are affiliated to prevent a conflict of interest from developing that could lead to liability for us in the future."

However, we also note that Derek Dunaway, the Chief Executive Officer of Cyalume, was associated with SCP Partners at the time of Vector's initial public offering, has been a consultant to Vector since the consummation of Vector's initial public offering, and is a Vice President of Portfolio Management for Selway Partners, a company founded and run by Vector's Chief Executive Officer. Please disclose Mr. Dunaway's affiliations with Vector, Vector's officers and directors, SCP Partners and Cyalume and discuss how your directors' recommendation to approve the proposed acquisition of Cyalume does or does not comport with their agreements not to recommend a business combination with an affiliated entity.

2. We note your disclosure on page three and throughout your preliminary proxy that the consummation of the transaction is subject to certain conditions, including the approval of the transaction by a majority of Vector's stockholders. Vector's amended and restated certificate of incorporation requires that the business combination be approved by the holders of a majority of the outstanding IPO Shares, which does not include the shares held by your insiders prior to the initial public offering or purchased by them in the private placement immediately prior to the initial public offering. Please revise your disclosure in all appropriate locations throughout your preliminary prospectus.

3. We note your disclosure that Vector will pay cash consideration of approximately $79.4 million and that, since Vector has only $56.2 million in trust, it will need to secure financing for the remaining amount and has not selected a lender or finalized the terms of its financing arrangement. Tell us whether you intend to secure the required financing prior to the mailing of the proxy statement. We may have further comment.

4. Please provide a detailed explanation for the fair value per share of the shares of common stock of Vector that will be issued to Cyalume's stockholders. We note that you disclose a fair value for shares in the trust of $7.40 on page 4 of the Form 10-K, a fair value of $7.97 on page 2 of the Form 10-K and a value of $7.94 in the proxy statement.

5. It appears that you are relying upon an exemption from registration in connection with your offer of shares to the members of GMS Acquisition Holdings, LLL, the sole shareholder of Cyalume. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

6.   Please file the form of proxy card to be supplied to Vector shareholders.

Summary of the Material Terms of the Acquisition, page 3

7.   Please summarize the material terms of the purchase price adjustment pursuant to the indemnification under the stock purchase agreement in sub-bullet point three of bullet point four. Detail the material terms on page 28, including how the shares placed in escrow will be used to settle any adjustments. Disclose whether any adjustments would be made based upon Cyalume's current net working capital and, if so, quantify the amount of the adjustment.

8.   Disclose the amounts to be paid in cash and in stock in sub-bullet point four of bullet point four.

9.   In bullet point six, briefly summarize the "financial analysis of Cyalume used to approve the transaction."

10.   In the last paragraph on page 4, you disclose that the investor rights agreement will permit certain Cyalume security holders to nominate up to three directors. To provide context, disclose the total number of directors that will comprise Vector's board after the transaction.

Questions and Answers About the Proposals, page 5

11.   In the second paragraph of the first question, also disclose the amount of cash that Cyalume stockholders will receive.

12.   We note your parenthetical disclosure in the first bullet point in the second question and answer that "as part of the acquisition, it is contemplated that acquisition subsidiary would merge into Vector, resulting in Cyalume becoming a direct wholly-owned subsidiary of Vector." Briefly disclose when such a merger would occur

13.   In the second question and answer about how the Vector insiders intend to vote their shares, please disclose whether the initial stockholders intend to vote any additional shares they may acquire in favor of the acquisition. In future amendments, please provide quantified disclosure of any future acquisitions of Vector stock by the initial stockholders, other affiliates of Vector and affiliates of Cyalume.

14.   Please add a question and answer relating to the amount of purchase consideration that will be used to pay off all of Cyalume's outstanding debt at closing. Quantify the amount of debt that is currently owed on an individual and aggregate basis;

the identity of the parties, including related parties; and the amount that will be paid off as a result of this merger. Disclose how much of the debt to be repaid is debt incurred as part of the January 2006 leveraged buyout transaction.

15.   Please add questions and answers regarding the proposal to approve the adjournment or postponement of the special meeting for purposes of soliciting additional proxies.

16.   Please add a question and answer that discusses what proposals are conditioned on the approval of other proposals or revise the questions and answers regarding each proposal to address this matter.

17.   In the second question on page eight regarding what happens post-acquisition to the funds in the trust account, disclose that there will be no remaining funds after payment of any redemptions to Vector shareholders and payment of a portion of the cash consideration to Cyalume stockholders.

Summary, page 10
The Companies, page 10

18.   We note the disclosure on page ten that up to $1,500,000 of interest income on the trust account may be used to fund Vector's working capital requirements including payments for legal, accounting, due diligence on prospective acquisitions and continuing general and administrative expenses. Revise to update here, page 15, and where otherwise appropriate, the amount of expenses that you have incurred since the completion of your public offering.

The Acquisition, page 11

19.   We note your disclosure on page 11 that "the current security holders of Cyalume will receive approximately $79,377,407 in cash," which includes the repayment of $40 million of current Cyalume indebtedness. Since you also disclose on page 11 that GMS Acquisition Partners Holdings, LLC is the sole stockholder of Cyalume, please explain why you refer to stockholders and security holders of Cyalume throughout the proxy statement. In addition, explain how the current Cyalume security holders will receive the cash for the repayment of Cyalume debt.

Fairness Opinion, page 12

20.   Disclose whether ValueScope's opinion addressed whether the fair market value of Cyalume constitutes at least 80% Vector's net assets at the time of the acquisition.

Management, page 13

21.   We note the disclosure here and the agreement attached to the Form 8-K filed on
        June 25, 2007 that Mr. Dunaway has been a consultant to Vector since May 2,
        2007, the day after Vector's IPO was consummated, at a rate of $10,000 per
        month, plus expenses, with an additional $10,000 per month "success fee" upon
        consummation of a business combination. Please disclose how Mr. Dunaway's
        consulting arrangement may be reconciled with the following disclosure
        contained in the carryover paragraph on pages 45 and 46 of your IPO prospectus:

> "While we may pay fees or compensation to third parties for
> their efforts in introducing us to potential target businesses in no
> event, however, will we pay any of our existing officers,
> directors or stockholders, or any entity with which they are
> affiliated any finder's fee, consulting fees or other compensation
> for services rendered to us prior to or in connection with the
> consummation of a business combination…In addition, none of
> our officers, directors or existing stockholders will receive any
> finder's fees, consulting fees or any similar fees from any person
> or entity in connection with any business combination involving
> us, other than any compensation or fees that may be received for
> any services provided following such business combination."

Redemption Rights, page 14

22.   Please disclose here and on page 26 whether you may in the future require any
        conversion procedures other than those described in the proxy statement.

Vector's Recommendation; Interests of Vector's Management, page 14

23.   Please complete the sentence on page 15 to explain why Vector does not believe
        that Mr. Eitan would be required to indemnify Vector.

24.   Please quantify the interests of Vector directors and officers in the proposed
        acquisition. As one example, in the first bullet point, disclose the number of
        shares held prior to the initial public offering that will be worthless and the
        current value of those shares. In addition, provide quantified disclosure regarding
        the conflicts that arise from the credit facility that Messrs. Churchill and Eitan
        have extended to Vector.

Certain U.S. Federal Income Tax Consequences, page 15

25. Please revise this heading to refer to "material" rather than "certain" tax consequences. Also disclose the material tax consequences to Vector shareholders as a result of the proposed acquisition and if they choose to exercise their redemption rights.

Risk Factors, page 16

26. Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to each company and Vector's shareholders and the consequences should that risk factor occur. We note that many of your subheadings are simply statements about the companies and the transaction or the possibility of future events. See, for example, "Cyalume is reliant upon key personnel," "Cyalume operates in competitive market segments," and "Most of Cyalume's new contracts will likely be subject to competitive bidding." Please revise your subheadings and discussions so that they adequately describe the specific risk to Vector and its shareholders resulting from the stated fact.

Risks Related to Cyalume's Business, page 16

Cyalume's Inability to effecitively integrate future acquisitions…, page 17

27. We note the disclosure on pages 17 and 69 that management of Vector and Cyalume plan for Cyalume to make a number of strategic acquisitions in future years. If any acquisitions are currently contemplated, please describe the status of any negotiations with respect to such acquisitions. Otherwise, please affirmatively disclose that there are none.

Cyalume is not currently compliant with the provisions of the Sarbanes Oxley Act…, page 19

28. Please clarify which provisions of the Sarbanes-Oxley Act that Cyalume is taking steps to become compliant with. For example, disclose whether Cyalume currently maintains internal controls over financial reporting. Discuss the circumstances relating to the 2005 audit that was not completed until January 2008.

Cyalume may be unsuccessful in resolving pending litigation…, page 19

29. Quantify the amounts that are at issue.

Risks Relating to the Acquisition, page 19

30. Add a risk factor relating to your officers' and directors' indemnification obligations, along with a quantification of such obligations.

The combined company's working capital could be reduced…, page 19

31. Please revise this risk factor in light of the fact that no funds will remain in the trust account following the transaction.

Vector's directors and officers have interests in the acquisition that are different from yours…, page 19

32. Clarify what agreements or arrangements provide Vector's directors and officers with interests in the acquisition that differ from, or are in addition to, those of Vector stockholders.

33. Highlight the personal and financial interests of the directors and officers that may have influenced their motivation in identifying and selecting a target business and in timely completing a business combination.

Vector must obtain financing of at least $26,000,000…, page 20

34. Please provide separate risk factors regarding the need for financing that address the following:

- the difficulty in securing at least $26 million in financing and the potential unavailability of favorable terms, including dilutive financing and financing available only with related parties; and

- the impact of the debt load on the combined company.

The Vector Special Meeting, page 25

Vote Required, page 26

35. Please explain how broker non-votes will have no impact on the vote relating to the acquisition but will be counted as votes against the amendment to Vector's articles of incorporation as well as the name change. Reconcile your disclosure regarding the impact of broker non-votes on page 26 with the statement in the notice of the meeting that broker non-votes will have the effect of voting against all of the proposals.

36.   We note the statement on page 27 that Vector's and Cyalume's officers, directors, employees, consultants, shareholders and members may solicit proxies by mail, personal contact, letter, telephone, facsimile and other electronic means. Please confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

Proposal to Acquire Cyalume, page 28

General, page 28

37.   To provide context to the discussion of the merger consideration, disclose that the closing payment to the holders of GMS Acquisition serves to pay the GMS Series A Preferred Unit holders their liquidation value with $15 million in cash and then Vector common stock, to pay the GMS Series B Preferred Unit holders their liquidation value in cash, and to pay the remainder of the closing payment to GMS Common Units in Vector common stock. Disclose how the value of the Vector common stock to be paid as consideration was determined.

38.   We note your statement on page 31, "In the event that Vector waives any [closing] conditions, it does not intend to re-solicit stockholder votes for the acquisition." We believe that re-solicitation is generally required when companies waive material conditions to an acquisition and such changes in the terms of the acquisition render the disclosure that you previously provided to stockholders materially misleading. Tell us why you believe that re-solicitation would not be required if Vector waives a material condition to the proposed acquisition.

Background, page 31

39.   We note your disclosure on page 32 discussing the factors developed by Vector management to evaluate potential targets. Please disclose how the requirement that any potential target have a profit history of at least 12 months was considered by Vector in late 2007, as it appears from Cyalume's financial statements that it experienced a loss of $3.5 million for the period ended December 31, 2006.

40.   We note your disclosure on page 33 that, beginning in May 2007, Mr. Eitan and Dunaway began to "source and analyze" possible target companies for Vector, identifying over 100 possible target companies and accumulated meaningful information on over 40 of such companies prior to the time Vector management had made any contact with Cyalume, or had any knowledge of the possibility of a transaction with Cyalume. In light of Mr. Dunaway's disclosed role as a "consultant," this disclosure is unclear. Please disclose when any of Vector's officers, directors, initial shareholders (including real persons acting in any

capacity for such) and consultants first obtained <u>any</u> knowledge of Cyalume as an acquisition candidate.

41.   Please revise to describe the size and nature of the 40 potential targets you identify on page 33, including the ten for which you conducted more detailed due diligence and the five for which Vector Board-approved proposals to acquire were made. Clarify whether letters of intent were transmitted to the subject companies. Provide further insight into why none of the other company resulted in a letter of intent or definitive agreement and why the other companies did not prove to be attractive targets as compared to Cyalume. Without further disclosure it is unclear why Vector chose to propose the Cyalume acquisition instead of one of the others described in this section, particularly when it appears that Cyalume may not have meet all of the evaluation criteria disclosed on page 32.

Time Line, page 33

Board Consideration and Approval, page 35

42.   Disclose whether SMH had any affiliation with Vector, Cyalume, or their respective officers, directors, shareholders, consultants, or affiliates prior to September 19, 2007.

43.   Please provide more insight into the reasons for and negotiations behind management's decisions regarding the valuation of Cyalume and the ultimate amount and form of consideration for the acquisition. In this regard, disclose the material terms of the preliminary term sheet submitted to Cyalume on November 13, 2007, including the basis for the estimated valuation and the proposed deal structure. Likewise, disclose the material terms of the December 18, 2007 letter of intent. Disclose any changes made to the letter of intent presented to Cyalume on December 18, 2007 prior to its being finalized and signed by both parties on December 28, 2008.

44.   We note that various projections and forecasts were provided among the parties and considered by Vector's board of directors and advisors. Disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

45.   We note the references on pages 34 and 35 to certain valuation analyses and metrics compiled by Vector's consultants for Vector's board of directors in connection with evaluating a proposed transaction with Cyalume. Information about any reports, opinions or appraisals that are materially related to the

proposed acquisition of Cyalume and referred to in the proxy statement is required to be disclosed in the proxy statement. See Item 14(b)(6) of Schedule 14A. Please provide a reasonably detailed description of such reports, opinions or appraisals, whether oral or written, meeting the requirements of Item 1015(b) of Regulation M-A. Provide us a copy of each that was provided in writing for our review.

46.   Clarify your disclosure to specify when Vector's board of directors approved the transaction with Cyalume.

Vector's Reasons for the Acquisition, page 36

47.   We note the statement on page 36 regarding the wide variety of factors that the board considered. Please revise to clearly summarize the conclusions the board reached with respect to each factor noted. Also provide a reasonable basis for the conclusions. For example, provide the basis for the board's conclusion that, "after the transaction is complete, the consolidated financial strength of the acquisition of Cyalume and Vector overcomes the negative financial factors that the Board of Directors had identified in its analysis."

48.   Disclose whether Vector's Board considered the price paid for Cyalume in the January 2006 leveraged buyout transaction ($70 million, adjusted down to $67 million) when determining the consideration to be paid for the present transaction ($120 million), especially in light of what appear to be flat revenues from 2006 to 2007 after taking into account one time charges.

Satisfaction of the 80% Test, page 36

49.   The disclosure contained in the second paragraph of this section does not provide disclosure of the valuation process, but simply a description of the amount of consideration to be paid. Disclose how Vector's board of directors determined the 80% test was met using the "financial analysis of Cyalume generally used to approve the transaction." Clarify how the board members conducted their financial analysis to assess the value of Cyalume and include a reasonably thorough description of their analysis. We note that the six points made under the section "Vector's Reasons for the Acquisition" do not clearly disclose any method of financial analysis.

Opinion of ValueScope, Inc., page 36

50.   Provide us with any analyses, reports, presentations or other similar materials, including projections and board book, provided to or prepared by ValueScope in connection with rendering its fairness opinion. We may have further comment

upon receipt of these materials. Also provide us with a copy of the engagement letter.

51.   Disclose that ValueScope has consented to use of the opinion in the proxy statement.

52.   Please supply all of the disclosure required by Item 1015(b) of Regulation M-A relating to third parties that have provided reports, opinions, and appraisals (i.e., ValueScope and Rodman and Renshaw), including, but not limited to, the qualifications and method of selecting such parties, any material relationships that existed during the last two years or is contemplated, and any compensation received or to be received as a result of such relationship with the advisors.

53.   Please reconcile in your disclosure the statement contained in the first paragraph of ValueScope's fairness opinion attached as Annex A that the enterprise value of Cyalume is $120 million with the discussion on pages 36 – 41.

Guideline Public Company Analysis, page 39

54.   Disclose the bases on which the companies chosen by ValueScope were deemed comparable. Similarly, under "Market Approach – Merger and Acquisition Method," disclose the bases on which the transactions chosen were deemed comparable.

55.   Disclose how enterprise value was calculated for the selected companies in the guideline analysis as well as the market approach analysis.

Market Approach – Merger and Acquisition Method, page 39

56.   Disclose why ValueScope did not apply the mean and median EV to S multiples to estimate the enterprise value of Cyalume.

Information About Cyalume, page 46

Customers, page 46

57.   Disclose the amount of revenues attributable to each of Cyalume's three largest contracts, which account for 60% of its total revenue.

58.   Update your disclosure to reflect the current status of the contract due to expire in July 2008.

Cyalume Management's Discussion and Analysis, page 54

59.   Please expand the discussion of results of operations on page 57 to include a
        discussion of the comparison of the first quarter of 2008 to the fourth quarter of
        2007 to highlight trends in your revenues from 2007 to 2008. See Financial
        Reporting Codification Section 501.02 for guidance.

60.   We note your statement on page 58 that Cyalume's total debt and corresponding
        interest expense is higher than would be expected for a publicly traded business
        due to the 2006 leveraged buyout. Disclose the amount of debt incurred in
        connection with the leveraged buyout and the current amount of debt outstanding.
        Compare these amounts with the debt load a combined Vector/Cyalume would
        face upon the consummation of the proposed acquisition.

61.   Include a discussion of known trends, such as the upcoming expiration of several
        significant contracts, in your discussion of changes in revenues from period to
        period.

62.   Please expand the discussion of revenues for each period presented to separately
        quantify the changes in revenues due to price and volume of product sold. See
        Financial Reporting Codification section 501.04 for guidance.

63.   We note that you include separate discussion of Military, Commercial Safety and
        Public Safety revenues on page 64. Please tell us the consideration given to the
        guidance in SFAS 131 regarding segment information for Cyalume operations.

64.   Disclose that $2.0 million of Cyalume's cash on hand immediately prior to the
        closing of the acquisition will remain with Cyalume and that any cash in excess of
        $2.0 million will be distributed pro rata to GMS Acquisition's common unit
        holders. Discuss the impact of this distribution of cash on Cyalume's liquidity
        and capital resources after the proposed acquisition.

EBITDA (a Non-GAAP Financial Measure), page 55

65.   Expand the disclosures of EBITDA and Adjusted EBITDA to disclose in more
        detail why these measures provide useful information to investors about your
        liquidity and operating performance. Also disclose the manner in which
        management uses these non-GAAP measures to conduct or evaluate your business
        activities.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 74

66.   Refer to Notes b, g, g1, g2, g3 and g4 on pages 81 and 82. We note that you have
        included amortization of debt discount and assumed interest rates for the debt to
        finance the transaction. Tell us how you determined that these assumptions are
        factually supportable in light of the disclosure on pages 3, 11, 26 and 29 that you
        have yet to enter into a financing agreement for such debt.

67.   Also, tell us how you determined that the current interest rate on Cyalume's debt
        of approximately 15% does not reflect the credit standing of the ongoing
        operations of Vector after the acquisition, as all of the operations of Vector
        following the acquisition will be that of Cyalume.

68.   If the actual interest rates for the debt financing in the transaction might vary from
        those depicted in your pro forma presentation, you should disclose the effect on
        income of a 1/8 percent variance in interest rates.

69.   Expand Note h on page 82 to disclose the amount of cash raised during the sale.

70.   Refer to Note l to the pro forma financial statements. Please explain to us how
        you determined that the severance costs for personnel departing the company
        were directly attributable to the planned acquisition. Tell us whether the
        acquisition was contingent on the severance agreements or whether the severance
        agreements were part of the acquisition agreement. We may have further
        comment after reviewing your response.

Directors and Management, page 84

71.   Please revise to include fiscal year 2007 Regulation S-K Item 402 disclosure
        regarding Cyalume that Cyalume would be required to make were it filing a Form
        10 registration statement, including compensation and analysis disclosure.
        Likewise, please revise to provide Item 402 disclosure regarding each person who
        will serve as a director or an executive officer of the surviving company required
        by Item 18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including compensation
        discussion and analysis disclosure that may emphasize new plans or policies (as
        provided in the Release 33-8732A text at n. 97). Please refer to Item 402 of
        Regulation S-K, Executive Compensation, Compliance and Disclosure
        Interpretations, August 8, 2007, Interpretation 1.12 publicly available at the
        Commission's website,
        http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

Financial Statements – Cyalume

Consolidated Statements of Operations, page F-5

72.   Please revise the column heading for 2006 to disclose the period presented,
        January 24, 2006 to December 31, 2006.

Note 1 – Basis of Presentation and Description of Business, page F-8

73.   Please expand the disclosure on page F-9 regarding January 24, 2006 to clarify
        what is meant by "the termination of the old accounting entity and the creation of
        a new one as of January 24, 2006".

Note 2 – Summary of Significant Accounting Policies, page F-10

74.   Refer to your accounting policy for Long-Lived Assets on page F-12. Please
        expand the disclosure to describe the methodology used to determine when
        impairment exists and the methodology used to determine the amount of the
        impairment.

75.   Refer to your accounting policy for revenue recognition on page F-12. Expand the
        disclosure to explain what is meant by "generally". Describe contract terms or
        other agreements where risks and rewards of ownership transfer at times other
        than upon receipt, if applicable.

76.   Refer to the disclosure on page 20 of Vector's fiscal year 2007 Form 10-K. We
        note that Vector may be liable for systems and services failure and security breaks
        with respect to the solutions, services, products, or other applications they sell to
        the federal government. Please expand the accounting policies for Cyalume to
        address how such arrangements may impact the timing of revenue recognition or
        the amount of the allowance for warranty claims.

77.   Refer to page 47 of the proxy. We note that you state that several of your
        contracts are for an indefinite quantity of items at a fixed price, subject to
        adjustment for certain economic factors. Please tell us and disclose how you
        recognize revenue on such contracts, including how you determine whether the
        contract becomes a loss contract due to the fixed price for the products. Please
        expand the discussion of critical accounting policies on page 60 accordingly.

Financial Statements for the Three Months Ended March 31, 2008 - Cyalume

Note 5 – Commitments and Contingencies, page F-31

78.   We note on page 51 that the litigation with Omniglow LLC arose from the
        separation of the business in January 2006. Tell us the consideration given to
        characterizing the settlement as a purchase price adjustment rather than as a gain
        pursuant to paragraph 5 of FAS 141. Please expand the disclosure to clarify the
        portion of the settlement related to the purchase price and the portion of the
        settlement related to business practices subsequent to the acquisition date, if
        possible. If a portion of the settlement relates to the purchase price, tell us the
        basis in FAS 141 for accounting for the settlement as income during the period
        rather than as an adjustment to the purchase price.

Financial Statements – Vector Intersect Security Acquisition Corp.

General

79.   Please tell us how you computed the number of shares subject to possible
        redemption, as it appears that the amount should be 19.9% of the total shares
        issued in 2007, which would equal 1,492,500 rather than 1,462,499.

Report of Independent Registered Public Accounting Firm, page F-45

80.   Please revise to include the city and state where issued pursuant to Rule 2-02(a) of
        Regulation S-X.

Note 1 – Organization, Proposed Business Operations and Summary of Significant
Accounting Policies, page F-51

81.   Please revise the second paragraph to correct the amount of gross proceeds on
        April 25, 2007 to $1,500,000, not 51,500,000.

82.   Refer to the disclosure on page 39 of Vector's fiscal year 2007 Form 10-K. We
        note that prior to the IPO, founders stock issued for $0.013 per share was
        transferred to "current shareholders". Please include disclosure of this founders
        stock and describe the accounting treatment for this transfer.

Attachments

83.   Please include the schedules to the fairness opinion prepared by ValueScope
        attached as Annex A to the preliminary proxy statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
       (212) 407-4990